September 28, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE, Mail Stop 3720

Washington, D.C.  20549

Re:

American General Finance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006 (Filed February 23, 2007)

Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007 (File No. 2-82985)

Dear Mr. Spirgel:

We are writing to respond to the supplemental comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filings of American General Finance, Inc. (“AGFI”) as set forth in your letter dated September 18, 2007 (the “Supplemental Comment Letter”).  We once again thank the Staff for its careful and thoughtful review of our filings, and we look forward to working with the Staff to appropriately address the remaining comments.

The bold typeface, numbered paragraphs and headings below are taken from the Supplemental Comment Letter.  Our responses to the comments of the Staff follow in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page 61

1.

We note your response to prior comment 5.  Please tell us why the interest from both the receipt and pay sides of the interest rate swaps that are not designated as hedges under SFAS 133 is included in fair value adjustments of derivatives instead of interest expense.  Also, revise to include the translation adjustments of foreign currency denominated debt in interest expense instead of other revenues.

Response:

Our accounting regarding classification of the receipt and pay sides of interest rate swaps that are not designated as hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) is consistent with concepts addressed in the Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated November 30, 2006, prepared by the Accounting Staff Members in the Division of Corporation Finance.  The document states that there is “no guidance in SFAS 133 related to classification of derivatives that do not qualify for hedge accounting. As a result, we encourage disclosure of the location in the income statement where the changes in the fair value of non-hedge accounting derivatives are reflected as well as the amount. However, we generally believe that a presentation that splits the components of a derivative into different line items on the income statement or that reclassifies realized gains and losses of a derivative out of the line item that included unrealized gains and losses of the same derivative is inappropriate. For example, if a registrant classifies changes in fair value of economic hedges (unrealized gains and losses) in a single line item such as ‘risk management activities’, a registrant should not reclassify realized gains and losses (the periodic or final cash settlements from these economic hedges) in the period realized out of risk management activities and into revenue or expense lines associated with the related exposure.”  In addition, the document states that SFAS 133 is “clear that any special accounting for derivatives requires special efforts.  That standard only allows the fair value adjustment of a derivative to be split into various components within the context of applying specific hedge accounting models.  Reclassifying realized gains and losses, as described, essentially presents hedge accounting-like results for some captions, without a registrant necessarily applying the rigors of hedge accounting.”  Based upon this authority, we believe it is appropriate to include the receipt and pay sides of the “economic hedges” under the fair value adjustments of derivatives component of other revenues rather than interest expense.

 As to the classification of the translation adjustments of foreign currency denominated debt, no specific guidance is given in Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (SFAS 52) or related accounting literature.  AGFI policy, and we believe industry practice, is to record the “mark-to-the-end-of-period” adjustment under other revenues, and we have consistently applied this policy.  In our opinion this is the most appropriate presentation.  Recording these adjustments under interest expense would result in volatility in this line item that is not representative of our true borrowing costs.  Furthermore, it would distort the corresponding ratios, including interest expense rates and interest spreads.  However, we will enhance our disclosure of this policy in Note 2. Summary of Significant Accounting Policies in our Form 10-K for the fiscal year ended December 31, 2007.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2. Acquisition, page 7

2.

We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable intangible and tangible assets.  While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing.  If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response:

Starting with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, we will include the following revised acquisition disclosure:

Note 2.  Acquisition

Effective January 2, 2007, we acquired Ocean Finance and Mortgages Limited (Ocean), which is headquartered in Staffordshire, England. As a finance broker in the United Kingdom, Ocean currently offers home owner loans, mortgages, and refinancings. We accounted for this acquisition using purchase accounting which dictates that the total consideration for a business must be allocated among the fair values of all the underlying assets and liabilities acquired.

At the effective date, the purchase price (a portion in the form of a note payable and the remainder as a liability) was $251.0 million, consisting of $60.6 million for net assets and $190.4 million for intangibles. The majority of the tangible assets we acquired were real estate loans owned by Ocean and fixed assets, including a building, furniture and fixtures, automobiles, and computer software. We initially recorded $110.7 million of the intangibles as goodwill and $79.7 million as other intangibles.  The other intangibles we acquired included trade names, non-compete agreements, lender panel (group of lenders for whom Ocean performs loan origination services), and customer relationships.

In second quarter 2007, we completed a valuation of the intangibles and tangible assets acquired. For the purpose of this valuation, fair value was defined as the amount at which an asset (or liability) could be bought (or sold) in a current transaction between willing parties. In our estimation of the fair values of Ocean’s assets, we relied upon variations of the valuation approaches described below:

•

Income approach - estimates fair value based on the present value of the cash flows that Ocean is expected to generate in the future;

•

Market approach - estimates fair value of an intangible based on arm’s-length exchange prices in actual transactions and on asking prices for comparable assets currently offered for sale; and

•

Cost approach - estimates fair value using the concept of replacement cost as an indicator of value.

Based upon this valuation and updated estimates of future additional consideration, we adjusted the purchase price to $245.7 million, consisting of $71.2 million for net assets acquired, $68.7 million for goodwill, and $105.8 million for other intangibles. Additional consideration may be paid in the future based upon Ocean’s future earnings.

We included Ocean’s operating results in our financial statements beginning January 2, 2007, the effective date of the acquisition.

Please direct any questions regarding these responses to me at 812-468-5345 (direct fax 812-468-5990).

Sincerely,

/s/  Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer

3